SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

    Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

    Yes  ☐                 No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of Consolidated Results Q3 2019.

YPF S.A.

Consolidated Results

Q3 2019

Consolidated Results Q3 2019

CONTENT

Consolidated Results Q3 2019

Adjusted EBITDA reached Ps 49.3 billion in Q3 2019, an increase of 33.9% over Q3 2018.

Q3 2018	Q2 2019	Q3 2019	Var.% Q3 19/Q3 18	(Unaudited Figures)	Jan-Sep 2018	Jan-Sep 2019	Var.% 2019/2018
121,188	160,329	180,449	48.9%	Revenues (Million Ps)	290,045	471,685	62.6%
12,685	7,168	-30,625	N/A	Operating income (Million Ps)	31,785	-12,826	N/A
12,685	7,168	10,804	-14.8%	Operating income before reversal/impairment of assets (Million Ps)	31,785	28,603	-10.0%
13,207	-2,327	-12,543	N/A	Net income (Million Ps)	20,701	-23,023	N/A
13,207	-2,327	18,529	40.3%	Net income before reversal/impairment of assets (Million Ps)	20,701	8,049	-61.1%
36,821	44,151	52,867	43.6%	EBITDA (Million Ps)	98,095	139,192	41.9%
36,821	41,585	49,299	33.9%	Adjusted EBITDA (Million Ps)	86,115	130,745	51.8%
33.50	-6.85	-32.44	N/A	Earnings per share (Ps per Share)	54.05	-60.15	N/A
27,232	40,081	41,038	50.7%	Capital Expenditures (Million Ps)	61,444	111,496	81.5%

EBITDA = Operating Income + Depreciation of Property, Plant and Equipment + Depreciation of the Right of Use Assets + Amortization of Intangible Assets + Unproductive Exploratory Drillings + (Recovery) / Deterioration of Property, Plant and Equipment.

Adjusted EBITDA = EBITDA - profit from the revaluation of YPF S.A.’s investment in YPF Energía Eléctrica (YPF EE) for Ps 12.0 billion in Q1 2018. It also excludes IFRS 16 and IAS 29 effects.

(Amounts are expressed in billions of Argentine pesos)

1. MAIN MILESTONES AND ECONOMIC MAGNITUDES FOR Q3 2019

•	Revenues for Q3 2019 were Ps 180.4 billion, which represents an increase of 48.9%, compared to Q3 2018.

•

Operating income for Q3 2019, before the asset impairment charge, was Ps 10.8 billion, 14.8% lower compared to the operating income in Q3 2018. Considering the asset impairment charge of Ps 41.4 billion (Ps 31.1 billion net of taxes) for the current quarter, the operating loss reached Ps 30.6 billion. On the other hand, Adjusted EBITDA for Q3 2019 was Ps 49.3 billion, 33.9% higher than the Adjusted EBITDA in Q3 2018.

•	Operating cash flow was Ps 60.3 billion for Q3 2019, 87.2% higher than the Ps 32.2 billion reported for Q3 2018.

•	Capital expenditures in property, plant and equipment for Q3 2019 were Ps 41.0 billion, 50.7% higher than Q3 2018.

•

Total hydrocarbon production for Q3 2019 was 530.0 Kboed, remaining stable compared to Q3 2018, all this despite the decrease in production that affected during 2019 as a result of the disposal of certain assets that represent approximately 2.4 Kboed.

•	The average crude oil processed for Q3 2019 was 287.4 Kbbld, 2.6% higher than Q3 2018, while refinery processing levels were 89.9%.

Consolidated Results Q3 2019

2. ANALYSIS OF RESULTS FOR Q3 2019

Revenues for Q3 2019 were Ps 180.4 billion, an increase of 48.9% compared to Ps 121.2 billion in Q3 2018, primarily due to the following factors:

•	Diesel revenues in Q3 2019 amounted to Ps 59.0 billion, a Ps 20.3 billion or 52.3% increase when compared to Q3 2018;

•	Gasoline revenues in Q3 2019 amounted to Ps 35.5 billion, a Ps 10.3 billion or 40.7% increase when compared to Q3 2018;

•	Natural gas revenues in Q3 2019 amounted to Ps 24.7 billion compared to Ps 20.0 billion in Q3 2018, which represents an increase of Ps 4.7 billion, or 23.6%;

•	Retail natural gas revenues (residential and small business and companies) in Q3 2019 reached Ps 12.8 billion, which represents an increase of Ps 5.8 billion, or 83.2%, from Ps 7.0 billion in Q3 2018;

•

Other domestic sales in Q3 2019, which include jet fuel, crude oil, petrochemicals, fuel oil and lubricants, among others, totaled Ps 29.4 billion which represents an increase of Ps 10.3 billion or 53.7%, from Ps 19.1 billion in Q3 2018;

•	Export revenues in Q3 2019 amounted to Ps 19.0 billion, which represents an increase of Ps 7.9 billion, or 71.1%, from Ps 11.1 billion in Q3 2018.

Cost of sales for Q3 2019 was Ps 149.6 billion, 55.8% higher than Q3 2018. This includes a 60.1% increase in production costs and 30.8% increase in purchases. Cash costs, which include costs of production and purchases but exclude depreciation and amortization, increased by 44.9%. This increase was driven primarily by the following factors:

a)	Production costs

•	Depreciation of property, plant and equipment amounted to Ps 35.5 billion in Q3 2019, compared to Ps 21.9 billion in Q3 2018, which represents an increase of Ps 13.6 billion or 62.1%;

•	Lifting costs amounted to Ps 28.4 billion in Q3 2019, which represents an increase of Ps 11.7 billion, or 70.3%, from Ps 16.7 billion in Q3 2018;

•	Royalties and other production related costs in Q3 2019 amounted to Ps 10.7 billion, from Ps 9.3 billion in Q3 2018, which represents an increase of Ps 1.4 billion, or 15.2%;

•	Refining costs in Q3 2019 amounted to Ps 6.5 billion, from Ps 3.4 billion in Q3 2018, which represents an increase of Ps 3.1 billion, or 92.8%;

•	Transportation costs in Q3 2019 amounted to Ps 6.4 billion, which represents an increase of Ps 2.8 billion, or 79.8%, from Ps 3.6 billion in Q3 2018.

Consolidated Results Q3 2019

b)	Purchases

•	In Q3 2019 crude oil purchases from third parties amounted to Ps 11.5 billion, which represents an increase of approximately Ps 1.5 billion, or 14.7%, from Ps 10.0 billion of Q3 2018;

•	Biofuel (biodiesel and bioethanol) purchases in Q3 2019 amounted to Ps 9.1 billion, which represents an increase of Ps 2.7 billion, or 41.3%, from Ps 6.4 billion of Q3 2018;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential, small businesses and industries) in Q3 2019 amounted to Ps 7.3 billion, which represents an increase of Ps 2.3 billion, or 45.2%, from Ps 5.0 billion in Q3 2018;

•

Grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, amounted to Ps 4.3 billion in Q3 2019, which represents an increase of Ps 2.6 billion, or 154.6%, from Ps 1.7 billion in Q3 2018;

•

In Q3 2019, a positive stock variation of Ps 0.7 billion was recorded, compared to the positive stock variation registered in Q3 2018 of Ps 5.1 billion, mainly as a result of the increase in replacement cost of inventories.

Selling expenses for Q3 2019 amounted to Ps 11.9 billion, an increase of 67.3% compared to Ps 7.1 billion in Q3 2018. Higher charges were recorded for transportation of products, mainly related to the higher rates paid for domestic transport of fuels, higher charges for taxes, fees and contributions mainly due to the increase in withholdings on exports and the tax on financial operations, higher charges for depreciation of fixed assets and higher personnel expenses, among others.

Administration expenses for Q3 2019 amounted to Ps 6.1 billion, an increase of 65.0% compared to Ps 3.7 billion in Q3 2018. The increase was mainly due to higher personnel expenses, higher costs in outsourcing services and computer licenses, many of which are denominated in U.S. dollars, higher charges related to institutional advertising and higher depreciation of fixed assets.

Exploration expenses for Q3 2019 amounted to Ps 1.9 billion, representing an increase of 77.1% compared to Ps 1.1 billion for Q3 2018.

During Q3 2019, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 41.4 billion (Ps 31.1 billion net of taxes), mainly from the UGE Gas - Neuquina Basin, mainly based on the lower gas prices (and liquids) due to the situation that this market is facing both globally and due to specific dynamics, locally. This price trend is incorporated in the projections for the coming months, all of which impacts on investments and activity, causing the deterioration in the value of the assets for the recorded charge.

Other operating results, net, for Q3 2019 represented a loss of Ps 0.2 billion, compared to a loss of Ps 0.6 billion for Q3 2018. The variation corresponds mainly to higher insurance income from incidents, and an incentive to promote the national manufacture of capital goods corresponding to decree 379/2001, based on the activity carried out by our controlled company A-Evangelista S.A., recorded in Q3 2019, partially offset by higher negative charges in the provision for judicial contingencies.

Consolidated Results Q3 2019

Net financial results for Q3 2019 represented a gain of Ps 27.4 billion, compared to the gain of Ps 25.5 billion in Q3 2018. As such, a higher positive foreign exchange was registered over net liabilities in Ps 3.8 billion, due to the depreciation of the Argentine peso observed during Q3 2019, compared to Q3 2018. Additionally, higher net positive charges were obtained for financial restatements of Ps 8.7 billion as a result of the recalculation of the liabilities for the abandonment of wells. These results were partially offset by higher negative interests of Ps 5.9 billion and higher interest rates during Q3 2019 and compared to the same period of 2018. Additionally, there were higher negative charges for valuation at fair value of financial assets of Ps 6.3 billion, mainly due to the fall in the price of public bonds BONAR 2020 and 2021 in the third quarter 2019, and higher interest earned by Ps 1.0 billion.

Income tax expense during Q3 2019 amounted to a loss of Ps 9.0 billion, compared to a loss of Ps 23.4 billion for Q3 2018, all this considering the projected effective rate.

Net income for Q3 2019 before the asset impairment charge was a gain of Ps 18.5 billion, compared to the net income gain of Ps 13.2 billion in Q3 2018. Considering the asset impairment charge of Ps 41.4 billion (Ps 31.1 billion net of taxes) during Q3 2019, the net income was negative in Ps 12.5 billion, compared to the net income reported of Ps 13.2 billion in Q3 2018.

Capital expenditures for property, plant and equipment in Q3 2019 were Ps 41.0 billion, a 50.7% increase compared to the capital expenditures made during Q3 2018.

Consolidated Results Q3 2019

3. ANALYSIS OF OPERATING RESULTS BY BUSINESS SEGMENT FOR Q3 2019

3.1 UPSTREAM

Q3 2018	Q2 2019	Q3 2019	Var.% Q3 19/ Q3 18	(Unaudited Figures)	Jan-Sep 2018	Jan-Sep 2019	Var.% 2019/2018
12,215	4,212	-40,209	N/A	Operating income (Million Ps)	17,231	-37,660	N/A
12,215	4,212	352	-97.1%	Operating income before reversal/ impairment of assets (Million Ps)	17,231	2,901	-83.2%
63,466	74,059	76,722	20.9%	Revenues (Million Ps)	148,478	206,326	39.0%
227.5	224.0	227.0	-0.2%	Crude oil production (Kbbld)	227.1	225.8	-0.6%
26.9	39.4	28.5	5.9%	NGL production (Kbbld)	38.4	36.5	-5.0%
43.7	40.1	43.6	-0.1%	Gas production (Mm3d)	43.8	39.5	-9.7%
529.1	515.7	530.0	0.2%	Total production (Kboed)	541.0	510.9	-5.6%
1,082	-1,056	-1,916	N/A	Exploration costs (Million Ps)	1,869	-4,493	N/A
22,547	31,856	34,333	52.3%	Capital Expenditures (Million Ps)	51,679	90,993	76.1%
18,946	27,893	31,111	64.2%	Depreciation (Million Ps)	54,935	82,129	49.5%
				Realization Prices
63.7	58.7	48.5	-23.8%	Crude oil prices in domestic market (*) Period average (USD/bbl)	64.0	53.4	-16.5%
4.50	4.03	4.03	-10.4%	Average gas price (**) (USD/Mmbtu)	4.62	3.91	-15.2%

(*)	The average crude price has been recalculated.
(**)	The average gas price has been recalculated due to the change in the accrual of the Gas Plan and the adjustments for final billing.

In Q3 2019, the Upstream business segment before the asset impairment charge, recorded an operating gain of Ps 0.4 billion, compared to a gain of Ps 12.2 billion in Q3 2018. Considering the asset impairment charge of Ps. 40.6 billion, the operating loss for this segment in Q3 2019 was Ps 40.2 billion.

Revenues were Ps 76.7 billion for Q3 2019, an increase of 20.9% compared to Q3 2018, primarily due to the following factors:

•

Crude oil revenues amounted to Ps 49.8 billion, an increase of 16.6% or Ps 7.1 billion compared to Ps 42.7 billion in Q3 2018 as the intersegment price of oil increased by approximately 20.0% measured in Argentine pesos. The average realization price for crude oil in dollars during Q3 2019 decreased by 23.8% to US$ 48.5/bbl, fundamentally impacted by the pesification of domestic crude prices established by the DNU No. 566/19 and its amendments. Crude oil volume transferred between segments decreased 3.7%;

•

Natural gas revenues reached Ps 27.1 billion, 29.1% or Ps 6.1 billion higher than the Ps 21.0 billion in Q3 2018 as a result of a 33.7% increase in the average price in pesos considering the devaluation occurred between both periods. The average realization price for the quarter in dollars was U$S 4.03/Mmbtu, 10.4% lower than in Q3 2018. Moreover, volume sold between segments increased by 2.9% compared to Q3 2018.

Consolidated Results Q3 2019

Total hydrocarbon production for Q3 2019 was 530.0 Kboed, remaining stable compared to Q3 2018. Crude oil production only declined 0.2%, resulting in 227.0 Kbbld. Additionally, as of December 31, 2018 and July 31, 2019, the process of assigning marginal areas ended whose production during the third quarter of 2018 was 1.9 Kbbld and 0.5 Kbbld respectively. The production of natural gas decreased 0.1% compared to the same period of 2018, reaching 43.6 Mm3d. Gas sales to distributors increased during Q3 2019 while sales to power generators decreased. In turn, NGL production increased 5.9% to 28.5 Kbbld.

Regarding the development activity, in Q3 2019, 109 new wells have been put into production, including the non-conventional shale and tight wells described below, of which 33 are not operated.

During Q3 2019, in the shale areas, YPF´s net hydrocarbon production reached 102.1 Kboed, which represents an increase of 77.1% compared to Q3 2018. This production is comprised of 36.6 Kbbld of crude oil, 7.1 Kbbld of NGL and 9.3 Mm3d of natural gas. Regarding the operated development activity, 32 wells have been put into production targeting the Vaca Muerta formation, reaching a total of approximately 808 active wells of which 72 are not operated, with a total of 18 active drilling rigs and 12 workovers at the end of Q3 2019.

With respect to tight development, net production in Q3 2019 reached a total of 11.9 Mm3d of natural gas, plus 2.3 Kbbld of NGL and 5.6 Kbbld of crude oil, of which 88.9% comes from YPF operated areas. Regarding the operated activity conducted during the period, 10 new wells were put into production in Estación Fernández Oro and 1 in Rio Neuquén.

Operating costs (excluding exploration expenses) for Q3 2019 totaled Ps 75.0 billion, a 50.5% increase compared to Q3 2018, of which we highlight the following:

•

Depreciation of property, plant and equipment amounted to Ps 31.1 billion in Q3 2019 compared to Ps 18.9 billion in Q3 2018, representing an increase of approximately Ps 12.2 billion, or 64.3%, mainly due to the appreciation of the assets considering their valuation in U.S. dollars, which is the functional currency of the Company;

•

Lifting costs for Q3 2019 amounted to Ps 28.4 billion, an increase of Ps 11.7 billion or 70.3% compared to Ps 16.7 billion in Q3 2018. In turn, the increase in the unit indicator, measured in Argentine pesos, was 71.5%, in line with the general increase in prices of the economy and the higher workover activity intended to improve the production performance of certain mature fields;

•

Royalties and other production related costs in Q3 2019 amounted to Ps 10.7 billion, which represents an increase of Ps 1.4 billion, or 15.2%, compared to Ps 9.3 billion in Q3 2018. Of this increase, Ps 1.0 billion, or 16.3% was related to royalties in connection with crude oil production, and Ps 0.4, or 12.8% billion was related to royalties for natural gas production, in both cases due to higher wellhead values of these products measured in Argentine pesos;

•

Transportation costs related to production (trucks, pipelines and polyducts in deposit) for Q3 2019 amounted to Ps 2.5 billion, an increase of approximately Ps 1.3 billion, or 102.6%, compared to Ps 1.2 billion for Q3 2018 due to higher tariffs measured in Argentine pesos and higher activity in unconventional areas.

Consolidated Results Q3 2019

Exploration expenses for Q3 2019 amounted to Ps 1.9 billion, an increase of 79.8% compared to Ps 1.1 billion for Q3 2018, mainly due to higher negative results from unproductive exploratory drilling during the quarter in a differential amount of Ps 0.7 billion and due to higher expenses relating to geophysical and geological studies in an amount of Ps 0.4 billion. Exploratory investment during Q3 2019 was 26.4% higher than in Q3 2018, totaling Ps 2.0 billion.

During Q3 2019, the Company recognized a non-recurring charge for deterioration of property, plant and equipment of Ps 40.6 billion, mainly from the UGE Gas - Neuquina Basin, mainly based on the lower gas prices (and liquids) due to the situation that this market is facing both globally and, due to specific dynamics, locally. This price trend is incorporated in the projections for the coming months, all of which impacts on investments and activity, causing the deterioration in the value of the assets for the recorded charge.

Unit operating cash costs in U.S. dollars decreased 8.8% to US$ 18.2/boe in Q3 2019 from US$ 19.9/boe in Q3 2018, including taxes of US$ 5.0/boe and US$ 6.7/boe, respectively. In turn, the average lifting cost for YPF in Q3 2019 was US$ 11.6/boe, 8.2% higher than Q3 2018.

CAPEX

Capital expenditures for the Upstream business segment for Q3 2019 were Ps 34.3 billion, a 52.3% increase compared to Q3 2018. Of these capital expenditures, 66.9% were invested in drilling and workover activities, 24.9% in facilities and the remaining 8.2% in exploration and other activities in the Upstream business segment.

As in Q2 2019, the activity during Q3 was mainly focused on shale oil, on the development of the Loma Campana, La Amarga Chica and Bandurria Sur blocks. In addition, the activity on Chihuido de la Sierra Negra pilot continues, while the first results are being evaluated in Las Manadas, Filo Morado and Loma la Lata-Sierra Barrosa blocks.

Regarding conventional oil, activities were focused on primary recovery projects developed in Mesa Verde, Manantiales Behr (El Alba Valle, El Alba y Myburg Proyect), El Trébol-Escalante, Seco León as well as secondary recovery projects mainly in the Chachahuen, Cerro Morado Este, Cerro Fortunoso, El Treból, Los Perales blocks, among others. In turn, as expected, the investment activity focused on tertiary recovery continued, mainly in the Manantiales Behr, Los Perales and Desfiladero Bayo blocks.

As in Q2 2019, shale gas activity during Q3 2019 was focused on the non-operated La Calera block, with strong liquids components and the finalization of 3 blocks in La Ribera. Regarding tight gas, activity was focused on the Estación Fernández Oro (EFO) block.

Exploration activities for Q3 2019 was focused in the Neuquina basin, in Loma la Lata, Rincón del Mangrullo, Al Norte de la Dorsal and Cerro Manrique blocks.

During Q3 2019, 3 crude oil exploratory wells were completed.

Consolidated Results Q3 2019

3.2 DOWNSTREAM

Q3 2018	Q2 2019	Q3 2019	Var.% Q3 19/Q3 18	(Unaudited Figures)	Jan-Sep 2018	Jan-Sep 2019	Var.% 2019/2018
-908	1,339	5,504	N/A	Operating income (Million Ps)	3,462	20,126	481.3%
91,220	125,104	136,516	49.7%	Revenues (Million Ps)	221,830	370,557	67.0%
4,150	3,880	4,049	-2.4%	Sales of refined products in domestic market (Km3)	12,109	11,794	-2.6%
343	405	425	23.9%	Exportation of refined products (Km3)	1,248	1,350	8.2%
203	175	193	-4.9%	Sales of petrochemical products in domestic market (*) (Ktn)	618	529	-14.4%
73	58	57	-21.9%	Exportation of petrochemical products (Ktn)	271	200	-26.2%
280.2	262.8	287.4	2.6%	Crude oil processed (Kbbld)	281.9	273.1	-3.1%
88%	82%	90%	2.6%	Refinery utilization (%)	88%	85%	-3.1%
3,660	5,979	3,195	-12.7%	Capital Expenditures (Million Ps)	7,588	12,742	67.9%
3,465	4,731	4,764	37.5%	Depreciation (Million Ps)	8,137	13,522	66.2%
585	564	532	-9.1%	Average domestic market gasoline price (USD/m3)	637	555	-12.9%
572	614	586	2.4%	Average domestic market diesel price (**) (USD/m3)	609	602	-1.1%

(*)	Fertilizer sales not included.
(**)	The average net price of diesel for 3Q 2018 suffered an adjustment because pending commissions were entered.

Operating income for the Downstream business segment for Q3 2019 was Ps 5.5 billion, compared to the loss of Ps 0.9 billion recorded in Q3 2018.

Revenues were Ps 136.5 billion in Q3 2019, representing an 49.7% increase compared to Ps 91.2 billion in Q3 2018, primarily due to the following factors:

•

Diesel revenues in Q3 2019 amounted to Ps 59.0 billion, which represents an increase of Ps 20.3 billion, or 52.3%, compared to those of Q3 2018, due to an increase of 61.4% in the average price obtained for the diesel mix in Argentine pesos, partially offset by lower total volumes shipped of approximately 5.6%, while in the market there was an increase of this product of approximately 1.6%. Additionally, the volume of Infinia Diesel (premium diesel) sold decreased by 5.5%. We highlight the extraordinary sales situation evidenced in Q3 2018, where YPF reached higher than ordinary volumes, mainly through the lower participation of competition in certain markets at that time;

•

Gasoline revenues in Q3 2019 amounted to Ps 35.5 billion, which represents an increase of Ps 10.3 billion, or 40.7% compared to those of Q3 2018, due to an increase of 43.4% in the average price obtained for the gasoline mix, partially offset by a decrease in the total volumes shipped of 1.8%, while in the market there was a small increase for this product of approximately 0.3%. Additionally, during the quarter there was a 9.2% decrease in the volume of Infinia Gasoline (premium gasoline) sold;

Consolidated Results Q3 2019

•

Other sales in the domestic market for Q3 2019 totaled Ps 23.9 billion, representing an increase of Ps 7.8 billion or 48.0% compared to Q3 2018. We highlight the increase in sales of fuel oil by 589.8%, higher sales of crude oil by 422.2%, higher sales of jet fuel by 65.6%, higher sales of asphalts by 53.5%, higher sales of fertilizers by 40.7%, higher sales of petrochemical products by 39.5% and lubricants by 35.7%, in all these cases mainly due to higher prices of these products measured in Argentine pesos;

•

On the other hand, export revenues in the Downstream segment during Q3 2019 amounted to Ps 18.1 billion, representing an increase of Ps 7.0 billion, or 63.1%, compared to such exports in Q3 2018. We highlight the export of flours and grains by Ps 2.9 billion, or 144.8% due to an increase of 48.1% in prices and 65.3% in higher volume sold. Jet fuel sales increased by Ps 2.2 billion, or 52.0% due to higher sales prices in Argentine pesos of 41.8% and a 7.2% increase in volumes sold. Exports of lubricants increased by Ps 0.3 billion, or 61.8% driven by higher average prices and less volumes sold. Fuel oil sales increased by Ps 0.3 billion, or 32.1% driven by higher average prices and partially offset by lower volumes sold. Petrochemical sales increased Ps 0.2 billion, or 12.9% due to an increase in the prices obtained measured in Argentine pesos. In addition, during this quarter exports of virgin naphtha totaled Ps 1.3 billion, whereas Q3 2018 did not record foreign sales of this product.

Cost of sales and operating expenses for Q3 2019 amounted to Ps 118.9 billion representing an increase of Ps 33.8 billion, or 39.7%, compared to Q3 2018, with the following highlights:

•

Crude oil purchases in Q3 2019 amounted to Ps 61.3 billion, a Ps 8.2 billion or 15.4% increase compared to Ps 53.1 billion in Q3 2018, affected partially by the DNU No. 566/19 imposed in Q3 2019. A 18.7% increase in the prices of crude oil expressed in Argentine pesos was observed, mainly due to the devaluation in the period, net of the aforementioned effect. In turn, crude oil volumes purchased from third parties increased by 1.4%, while the volume of crude oil transferred from the Upstream segment decreased by only 3.7%. We highlight the increase in the purchases of light crude oil, compared to lower purchases of heavy crudes;

•

Biofuel purchases (biodiesel and bioethanol) for the Q3 2019 period amounted to Ps 9.1 billion, representing an increase of Ps 2.7 billion, or 41.3% with respect to Q3 2018, mainly due to an increase of 47.3% and 32.1% in the price of biodiesel and bioethanol, respectively; and to higher acquired volumes of biodiesel (0.9%), partially offset by lower bioethanol (0.4%) acquired in Q3 2019;

•

In Q3 2019, grain receipts in the agricultural sales segment through the form of barter, which were recorded as purchases, increased by Ps 2.6 billion, or 154.6% compared to Q3 2018. This is due to a 67.8% increase in the average price and 51.7% in the volumes received;

•

In Q3 2019, a negative stock variation of Ps 7.3 billion was recorded in this segment compared to the positive stock variation of Ps 5.5 billion in Q3 2018, mainly due to the decrease in the crude price in Q3 2019 (at the applicable transfer price);

Consolidated Results Q3 2019

•

Regarding production costs, refining costs for Q3 2019 totaled Ps 6.5 billion, which represents an increase of approximately Ps 3.1 billion, or 92.8%, compared to Ps 3.4 billion in Q3 2018. This increase was mainly driven by higher consumption of materials, spare parts and other supplies and higher repair and maintenance charges. Because of this, the unit refining cost increased in Q3 2019 by 88.0% compared to Q3 2018;

•

Depreciation of property, plant and equipment in Q3 2019 amounted to Ps 3.8 billion, which represents an increase of approximately Ps 1.0 billion, or 35.4%, mainly due to higher value of assets subject to depreciation compared to the same period of previous year and due to the higher valuation thereof when considering that the Company´s functional currency is the U.S. dollar;

•

Transport costs linked to production (shipping, oil pipelines and polyducts) for Q3 2019 amounted to Ps 3.1 billion, which represents an increase of Ps 1.2 billion, or 60.1% compared to Ps 1.9 billion in Q3 2018 driven mainly by higher tariffs in Argentine pesos.

Selling expenses in Q3 2019 amounted to Ps 11.7 billion, representing an increase of Ps 4.9 billion, or 72.4%, compared to Ps 6.8 billion in Q3 2018. This increase was mainly driven by higher costs for transporting products, related to the increase in transportation tariffs in the domestic market, as well as higher charges for depreciation of fixed assets, higher personnel expenses and higher amounts of taxes on bank debits and credits, and withholdings on exports.

The volume of crude oil processed in Q3 2019 was 287.4 Kbbld, 2.6% higher compared to Q3 2018 mainly due to plant stoppages realized during the third quarter 2018. With these levels of processing, there was a higher production of Diesel (+1.1%), a lower production of Gasoline (-3.0%), due to lower production of Infinia Gasoline (-4.5%) and Super Gasoline (-2.4%). In addition, the production of other refined products such as LPG and petroleum coal decreased, while the production of fuel oil, asphalts, lubricant bases and petrochemical naphtha increased, in comparison with Q3 2018.

CAPEX

Capital expenditures for Q3 2019 were Ps 3.2 billion, a 12.7% lower compared to Q3 2018.

In the La Plata Refinery, the blending works of gasoline and diesel were concluded, giving higher operational flexibility. Engineering developments continue for the new diesel and gasoline hydrotreating units to be carried out in the three refineries. The works in the referred complexes are carried out with the objective of complying with Resolution 5/2016 of the Hydrocarbons Resources Secretariat on new fuel specifications.

In the refining, logistics and oil product dispatch facilities, work continues for purposes of improving the existing infrastructure, and certain aspects relating to safety and environmental protection. In the La Plata Industrial Complex, the reception of crude oil has mechanical completion. This will provide greater flexibility in the loading of crude oil to Toppings and will have an improvement on the safety conditions, for both facilities of said complex and the associated logistics.

Consolidated Results Q3 2019

3.3 GAS AND ENERGY

Q3 2018	Q2 2019	Q3 2019	Var.% Q3 19/Q3 18	(Unaudited Figures)	Jan-Sep 2018	Jan-Sep 2019	Var.% 2019/2018
2,920	1,857	920	-68.5%	Operating income (Million Ps)	16,020	2,543	-84.1%
2,920	1,857	1,788	-38.8%	Operating income before reversal/impairment of assets (Million Ps)	16,020	3,411	-78.7%
31,539	34,247	43,103	36.7%	Revenues (Million Ps)	72,469	99,138	36.8%
442	1,014	1,639	270.8%	Capital Expenditures (Million Ps)	1,017	3,830	276.6%
73	312	398	445.2%	Depreciation (Million Ps)	194	979	404.6%

In Q3 2019, the Gas and Energy business segment before the asset impairment charge, reported an operating gain of Ps 1.8 billion during Q3 2019 compared to an operating gain of Ps 2.9 billion during Q3 2018. Considering the asset impairment charge of Ps 0.9 billion, the operating income for this segment for Q3 2019 was 0.9 billion.

The revenues of the segment during Q3 2019 amounted to Ps 43.1 billion, representing an increase of 36.7% compared to Q3 2018, of which we highlight the following:

•

Sales of natural gas as producers in the local market and abroad increased by Ps 5.8 billion, or 26.7% to Ps 27.6 billion from Ps 21.8 billion in Q3 2018, as a consequence of an increase in the average price of natural gas of 33.8% (in Argentine pesos), partially offset by a 5.3% decrease in the volume sold;

•

Sales of natural gas to the retail segment (residential customers, small industries and businesses) increased by Ps 5.8 billion, or 83.2% to Ps 12.8 billion from Ps 7.0 billion in Q3 2018. This increase was due to the fact that our controlled company Metrogas S.A., whose functional currency is the Argentine peso, recorded an inflation adjustment of Ps 2.6 billion in Q3 2019 sales based on current local regulations. Additionally, such company obtained higher average sale prices of 75.8% in Argentine pesos and a 2.0% decrease in volume sold through its distribution network.

Total operating costs for Q3 2019 amounted to Ps 39.5 billion representing an increase of 41.3%, compared to Ps 27.9 billion in Q3 2018, primarily due to the following factors:

•

Purchases of natural gas amounted to Ps 27.5 billion, increasing by Ps 5.8 billion or 26.9% from Ps 21.7 billion in Q3 2018, driven by 31.0% increase in prices, measured in Argentine pesos, mainly due to the devaluation that occurred in the current period. In addition, volume purchased from third parties decreased by 95.9%, while volumes transferred from the Upstream segment increased by 2.9%;

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential, small businesses and industries) in Q3 2019 amounted to Ps 7.3 billion, which represents an increase of Ps 2.3 billion, or 45.2%, from Ps 5.0 billion in Q3 2018, mainly driven by an inflation adjustment of Ps 1.1 billion recorded by our subsidiary Metrogas S.A., higher purchase prices of approximately 45.7% and a 14.7% reduction in volumes purchased;

Consolidated Results Q3 2019

•

Depreciation of property, plant and equipment corresponding to the production process showed an increase of Ps 0.3 billion or 379.8%, mainly due to higher depreciation of assets of our controlled company Metrogas S.A. compared to the same period of the previous year due to recording the inflation adjustment.

3.4 CORPORATE AND OTHERS

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously-mentioned business segments.

Corporate operating income for Q3 2019 was a loss of Ps 4.1 billion, compared to a loss of Ps 1.6 billion in Q3 2018. This higher loss was related with the expected losses in ongoing projects mainly from our controlled company A-Evangelista S.A., whose cumulative impact took place during the current period. Additionally, in Q3 2019 it was observed an increase in personnel expenses, higher IT costs relating to computer licenses, many of which are mainly denominated in U.S. dollars, and institutional advertising, together with higher charges for depreciation of fixed assets, which were partially offset by the revenues recorded under this business segment.

Consolidation adjustments to eliminate results among business segments not transferred to third parties were positive Ps 7.3 billion for Q3 2019 compared to Ps 62 million for Q3 2018. During this quarter, the gap between the transfer prices between businesses and the replacement cost of the Company’s inventories decreased, while in Q3 2018 the same had increased. In both cases, the movement of transfer prices reflects the changes in market prices, especially of crude oil.

4. LIQUIDITY AND SOURCES OF CAPITAL

In Q3 2019, net cash flows provided by operating activities amounted to Ps 60.3 billion, which represents an 87.2% increase compared to Q3 2018. This Ps 28.1 billion variation was mainly due to a Ps 16.0 billion increase in EBITDA, and due to negative working capital variations, which include the collection of three instalments of “Plan Gas Bonds” during the quarter, partially offset by the payment of the last instalment for the adhesion to the tax revaluation established in Law No. 27,430, the payment of the installments associated to the facilities plan established by RG No. 4477/2019 in relation to the deduction of the cost of abandonment of wells corresponding to the periods 2005 to 2010 from income taxes. The generation of funds during the third quarter of 2019 was sufficient to cover the amount that the Company required to finance the investments made during the period.

Net cash flows used in investing activities were Ps 40.3 billion for Q3 2019, 79.6% higher than in Q3 2018. Investments in fixed and intangible assets were Ps 40.5 billion in Q3 2019, 73.1% higher than in Q3 2018. Additionally, Ps 0.3 billion was charged for the sale of areas during the third quarter of 2019 with respect to the same period of the previous year.

Because of its financing activities, in Q3 2019 the Company had a net decrease in funds of Ps 40.2 billion, compared to a net decrease of Ps 14.0 billion in Q3 2018. This difference was mainly driven by a net decrease in debt of Ps 15.4 billion, by a higher interest payment of Ps 4.0 billion, by leasing payments of Ps 4.4 billion and by the payment of dividends for Ps 2.3 billion.

Consolidated Results Q3 2019

The previously described cash generation, together with the Company’s investment in Argentine sovereign bonds, including those received to cancel the accounts receivables of the Gas Plan program for the year 2015, which are still in the Company´s portfolio, resulted in a position of cash and cash equivalents of Ps 59.9 billion (1) as of September 30, 2019.

Total debt in U.S. dollars was US$ 8.8 billion, and net debt was US$ 7.7 billion (2) with a Net debt / Adjusted EBITDA LTM ratio of 1.98x (2).

The average interest rate for debt denominated in Argentine pesos at the end of Q3 2019 was 55.80%, while the average interest rate for debt denominated in U.S. dollars was 7.58%.

During Q3 2019 YPF reopened a Negotiable Obligation Class XLII for a total amount of Ps 3.5 billion, BADLAR rate plus 10% margin, maturity 09/24/2020.

(1)	Includes investments in financial assets (government securities) of US$ 132 million at market value.
(2)	Net debt: US$ 7,717 million / Adjusted EBITDA LTM: US$3,904 million = 1.98x. Net debt is calculated as total debt less cash & equivalents.

Consolidated Results Q3 2019

5. TABLES AND NOTES

Q3 2019 Results

Consolidated Results Q3 2019

5.1 CONSOLIDATED STATEMENT OF INCOME

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of pesos)

Q3 2018	Q2 2019	Q3 2019	Var.% Q3 19/ Q3 18		Jan-Sep 2018	Jan-Sep 2019	Var.% 2019 / 2018
121,188	160,329	180,449	48.9%	Revenues	290,045	471,685	62.6%
(95,993)	(134,211)	(149,599)	55.8%	Costs	(241,397)	(388,564)	61.0%
25,195	26,118	30,850	22.4%	Gross profit	48,648	83,121	70.9%
(7,113)	(11,217)	(11,898)	67.3%	Selling expenses	(18,184)	(32,935)	81.1%
(3,669)	(5,756)	(6,053)	65.0%	Administration expenses	(8,974)	(16,577)	84.7%
(1,082)	(1,056)	(1,916)	77.1%	Exploration expenses	(1,869)	(4,493)	140.4%
—	—	(41,429)	N/A	Reversal/(Impairment) of property, plant and equipment	—	(41,429)	N/A
(646)	(921)	(179)	-72.3%	Other operating results, net	12,164	(513)	N/A
12,685	7,168	(30,625)	N/A	Operating income	31,785	(12,826)	N/A
(1,573)	1,955	(296)	-81.2%	Income of interests in companies and joint ventures	(2,498)	3,218	N/A
46,980	(5,541)	66,120	40.7%	Finance Income	101,005	85,922	-14.9%
(22,501)	(10,666)	(33,967)	51.0%	Finance Cost	(55,750)	(64,630)	15.9%
988	1,765	(4,726)	N/A	Other financial results	3,157	(284)	N/A
25,467	(14,442)	27,427	7.7%	Net financial results	48,412	21,008	-56.6%
36,579	(5,319)	(3,494)	N/A	Net profit before income tax	77,699	11,400	-85.3%
(23,372)	2,992	(9,049)	-61.3%	Income tax	(56,998)	(34,423)	-39.6%
13,207	(2,327)	(12,543)	N/A	Net profit for the period	20,701	(23,023)	N/A
13,203	(2,684)	(12,726)	N/A	Net profit for shareholders of the parent company	21,263	(23,595)	N/A
4	357	183	4475.0%	Net profits for noncontrolling interest	(562)	572	N/A
33.50	(6.85)	(32.44)	N/A	Earnings per share, basic and diluted	54.05	(60.15)	N/A
106,585	(5,427)	140,208	31.5%	Other comprehensive Income	189,389	191,118	0.9%
119,792	(7,754)	127,665	6.6%	Total comprehensive income for the period	210,090	168,095	-20.0%
36,821	44,151	52,867	43.6%	EBITDA (*)	98,095	139,192	41.9%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

(*)

EBITDA = Operating income + Depreciation of properties, plant and equipment + Depreciation of the right-of-use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Recovery) / Deterioration of properties, plant and equipment.

Consolidated Results Q3 2019

5.2 CONSOLIDATED BALANCE SHEET

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

	12/31/2018	09/30/2019
Noncurrent Assets
Intangible assets	20,402	35,804
Properties, plant and equipment	699,087	1,016,898
Assets for leasing	—	50,132
Investments in companies and joint ventures	32,686	58,881
Deferred tax assets, net	301	1,340
Other receivables	9,617	11,917
Trade receivables	23,508	19,633

Total Non-current assets	785,601	1,194,605

Current Assets
Assets held for disposal	3,189	—
Inventories	53,324	95,545
Contract assets	420	404
Other receivables	21,867	33,665
Trade receivables	72,646	116,325
Investment in financial assets	10,941	7,593
Cash and equivalents	46,028	52,329

Total current assets	208,415	305,861

		—
Total assets	994,016	1,500,466

Shareholders’ equity
Shareholders’ contributions	10,518	10,450
Reserves, other comprehensive income and retained earnings	348,682	512,730
Noncontrolling interest	3,157	4,904

Total Shareholders’ equity	362,357	528,084

Noncurrent Liabilities
Provisions	83,388	129,710
Deferred tax liabilities, net	91,125	105,369
Contract liabilities	1,828	1,059
Income tax	—	3,621
Other taxes payable	2,175	1,866
Liabilities from leasing	—	33,401
Loans	270,252	405,690
Other liabilities	549	713
Accounts payable	3,373	3,639

Total Noncurrent Liabilities	452,690	685,068

Current Liabilities
Liabilities associated with assets held for disposal	3,133	—
Provisions	4,529	6,053
Contract liabilities	4,996	7,282
Income tax payable	357	1,645
Other taxes payable	10,027	14,381
Salaries and social security	6,154	8,364
Liabilities from leasing	—	16,894
Loans	64,826	97,877
Other liabilities	722	1,131
Accounts payable	84,225	133,687

Total Current Liabilities	178,969	287,314

Total Liabilities	631,659	972,382

Total Liabilities and Shareholders’ Equity	994,016	1,500,466

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2019

5.3 CONSOLIDATED STATEMENT OF CASH FLOW

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q3 2018	Q2 2019	Q3 2019		Jan-Sep 2018	Jan-Sep 2019
			Operating activities
13,207	(2,327)	(12,543)	Net income	20,701	(23,023)
1,573	(1,955)	296	Income of interests in companies and joint ventures	2,498	(3,218)
23,251	33,707	37,465	Depreciation of property, plant and equipment	64,654	99,220
—	2,333	2,849	Depreciation of the right-of-use assets	—	7,202
450	553	629	Amortization of intangible assets	1,011	1,665
2,735	4,467	5,686	Losses of property, plant and equipment and intangible assets and consumption of materials	5,749	14,450
23,372	(2,992)	9,049	Income tax charge	56,998	34,423
2,415	4,091	(6,213)	Net increase in provisions	5,977	1,091
(25,730)	11,690	(15,382)	Interest, exchange differences and others	(47,988)	(13,560)
80	114	154	Stock compensation plans	206	371
—	—	41,429	(Reversal)/Impairment of property, plant and equipment and intangible assets	—	41,429
(270)	—	(249)	Accrued insurance	(270)	(249)
—	—	(965)	Results for sale of areas	—	(965)
—	—	—	Results due to revaluation of companies	(11,980)	—
			Changes in assets and liabilities:
(14,041)	(15,286)	107	Trade receivables	(25,948)	(15,130)
(958)	503	(6,914)	Other receivables	(4,304)	(9,789)
(5,144)	(5,414)	(690)	Inventories	(4,172)	(10,302)
9,570	12,736	3,994	Accounts payable	16,440	22,255
1,506	(1,136)	1,479	Other taxes payable	4,447	2,288
926	1,253	1,337	Salaries and Social Security	340	2,167
251	152	315	Other liabilities	(1,222)	699
(775)	(1,081)	(1,474)	Decrease in provisions included in liabilities for payments / utilization	(1,777)	(3,417)
(162)	22	271	Contract Assets	(316)	175
(126)	2,602	886	Contract Liabilities	825	656
348	711	50	Dividends received	474	811
476	—		Insurance charge for loss of profit	476	758
(744)	(3,992)	(1,259)	Income tax payments	(1,573)	(6,314)

32,210	40,751	60,307	Net cash flow from operating activities	81,246	143,693

			Investing activities
(23,426)	(43,785)	(40,549)	Acquisitions of property, plant and equipment and intangible assets	(57,325)	(114,864)
—	(4,676)	(55)	Contributions and acquisitions of interests in companies and joint ventures	(284)	(4,731)
997	—	—	Collection for sale of financial assets	6,402	957
—	452	—	Interest received from financial assets	293	452
—	—	319	Collection for sale of areas	—	319

(22,429)	(48,009)	(40,285)	Net cash flow from investing activities	(50,914)	(117,867)

			Financing activities
(18,267)	(23,758)	(36,769)	Payment of loans	(32,795)	(70,061)
(8,248)	(8,372)	(12,254)	Payment of interests	(18,611)	(29,251)
12,530	42,158	15,677	Proceeds from loans	28,677	70,916
—	(280)	—	Acquisition of own shares	(120)	(280)
—	(3,016)	(4,390)	Payment of leasing	—	(9,961)
—	(124)	(126)	Payment of interest related to income tax	—	(250)
—	—	(2,300)	Payments of dividends	—	(2,300)

(13,985)	6,608	(40,162)	Net cash flow from financing activities	(22,849)	(41,187)

15,868	431	16,094	Effect of changes in exchange rates on cash and equivalents	21,694	21,662

11,664	(224)	(4,046)	Increase (decrease) in Cash and Equivalents	29,177	6,301

46,251	56,599	56,375	Cash and equivalents at the beginning of the period	28,738	46,028
57,915	56,375	52,329	Cash and equivalents at the end of the period	57,915	52,329

11,664	(224)	(4,046)	Increase (decrease) in Cash and Equivalents	29,177	6,301

			COMPONENTS OF CASH AND EQUIVALENT AT THE END OF THE PERIOD
9,215	5,967	6,173	Cash	9,215	6,173
48,700	50,408	46,156	Other Financial Assets	48,700	46,156

57,915	56,375	52,329	TOTAL CASH AND EQUIVALENTS AT THE END OF THE PERIOD	57,915	52,329

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

Consolidated Results Q3 2019

5.4 CONSOLIDATED BUSINESS SEGMENT INFORMATION

YPF S.A. AND CONTROLLED COMPANIES

(Unaudited, figures expressed in millions of Argentine pesos)

Q3 2019	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	817	40,358	135,489	5,409	(1,624)	180,449
Revenues from intersegment sales	75,905	2,745	1,027	7,317	(86,994)	—

Revenues	76,722	43,103	136,516	12,726	(88,618)	180,449

Operating Income	(40,209)	920	5,504	(4,120)	7,280	(30,625)
Investments in companies and joint ventures	—	(602)	306	—	—	(296)
Depreciation of property, plant and equipment	31,111	398	4,764	1,192	—	37,465
Impairment of property, plant and equipment	40,561	868	—	—	—	41,429
Acquisitions of property, plant and equipment	34,333	1,639	3,195	1,871	—	41,038
Assets	705,534	211,424	471,560	107,386	4,562	1,500,466

Q3 2018	Upstream	Gas & Energy	Downstream	Corporate and Other	Consolidation Adjustments	Total
Revenues	322	29,051	90,734	2,464	(1,383)	121,188
Revenues from intersegment sales	63,144	2,488	486	3,096	(69,214)	—

Revenues	63,466	31,539	91,220	5,560	(70,597)	121,188

Operating Income	12,215	2,920	(908)	(1,604)	62	12,685
Investments in companies and joint ventures	—	(1,866)	293	—	—	(1,573)
Depreciation of property, plant and equipment	18,946	73	3,465	767	—	23,251
Impairment of property, plant and equipment	—	—	—	—	—	—
Acquisitions of property, plant and equipment	22,547	442	3,660	583	—	27,232
Assets	532,413	106,252	343,644	96,701	(10,482)	1,068,528

Consolidated Results Q3 2019

5.5 MAIN FINANCIAL MAGNITUDES IN U.S. DOLLARS

(Unaudited figures)

Million USD	2018 Q3	2019 Q2	2019 Q3	Var Q3 19 / Q3 18	2018 Jan-Sep	2019 Jan-Sep	Var 2019 / 2018
INCOME STATMENT
Revenues	3,784	3,672	3,309	-12.6%	11,605	10,302	-11.2%
Costs of sales	-2,998	-3,073	-2,742	-8.5%	-9,717	-8,471	-12.8%

Gross profit	787	599	567	-27.9%	1,888	1,831	-3.0%
Other operating expenses, net	-391	-434	-1,188	204.2%	-535	-2,016	276.9%

Operating income	396	165	-621	N/A	1,353	-185	N/A
Depreciation and impairment of property, plant & equipment and intangible assets	726	769	733	0.9%	2,645	2,219	-16.1%
Depreciation of the right-of-use assets	0	53	56	N/A	0	161	N/A
Amortization of intangible assets	14	13	12	-15.1%	40	37	-7.8%
Unproductive exploratory drillings	14	9	22	63.4%	24	57	135.6%

EBITDA	1,150	1,009	1,023	-11.0%	4,062	3,110	-23.4%
Adjusted EBITDA	1,150	948	977	-15.0%	3,453	2,947	-14.6%
UPSTREAM
Revenues	1,982	1,689	1,521	-23.3%	5,924	4,633	-21.8%
Operating income	381	96	-791	N/A	613	-737	N/A
Depreciation & Amortization	592	668	648	9.4%	2,262	1,940	-14.2%
Impairment of property, plant and equipment	0	0	804	N/A	0	804	N/A
EBITDA	987	773	683	-30.8%	2,899	2,064	-28.8%
Adjusted EBITDA	987	739	643	-34.9%	2,899	1,955	-32.6%
Capital expenditures	704	726	681	-3.3%	2,053	2,043	-0.5%
DOWNSTREAM
Revenues	2,849	2,857	2,631	-7.6%	8,912	8,270	-7.2%
Operating income	-28	31	103	N/A	191	474	148.0%
Depreciation & Amortization	119	134	120	0.6%	357	382	7.2%
EBITDA	91	165	223	145.7%	548	856	56.3%
Adjusted EBITDA	91	146	209	129.9%	548	808	47.4%
Capital expenditures	114	136	63	-44.6%	292	291	-0.3%
GAS & ENERGY
Revenues	985	790	712	-27.7%	2,869	2,044	-28.8%
Operating income	91	44	0.5	-99.5%	751	38	-94.9%
Depreciation & Amortization	3	14	10	234.3%	9	37	309.7%
Impairment of property, plant and equipment	0	0	17	N/A	0	17	N/A
EBITDA	94	58	28	-70.4%	760	92	-87.9%
Adjusted EBITDA	94	47	34	-63.4%	760	81	-89.4%
Capital expenditures	14	24	29	113.2%	41	81	95.8%
CORPORATE AND OTHER
Operating income	-50	-61	-81	62.0%	-166	-196	18.4%
Capital expenditures	18	28	37	100.8%	44	86	93.0%
CONSOLIDATION ADJUSTMENTS
Operating income	2	56	147	7493.6%	-35	236	N/A
Average exchange rate of period	32.02	43.86	50.44		25.05	44.43
Exchange rate end of period	41.15	42.36	57.49		41.15	57.49

NOTE: For the third quarter of 2018, the calculation of the financial figures expressed in US dollars arises from the calculation of the consolidated results expressed in Argentine pesos divided by the average exchange rate for this period. For the periods of the second quarter and third quarter of 2019, the calculation of the financial figures expressed in US dollars arises from the sum of: (1) the individual results of YPF S.A. expressed in Argentine pesos divided the average exchange rate for the period and (2) the results of subsidiary companies expressed in Argentine pesos divided the closing exchange rate.

For the acummulated periods, January to September 2018 and January to September 2019, the calculation of the financial figures expressed in US dollars arises from the sum of the results of each quarter.

Consolidated Results Q3 2019

5.6 MAIN PHYSICAL MAGNITUDES

(Unaudited figures)

				2018				2019
	Unit									Cum. Q3
		Q1	Q2	Q3	Q4	Cum. 2018	Q1	Q2	Q3	2019
Production
Crude oil production	Kbbl	20,483	20,591	20,933	20,897	82,904	20,376	20,382	20,888	61,646
NGL production	Kbbl	4,228	3,781	2,477	3,657	14,144	3,753	3,583	2,623	9,959
Gas production	Mm3	3,935	4,004	4,018	3,382	15,339	3,126	3,651	4,015	10,792
Total production	Kboe	49,460	49,554	48,679	45,826	193,519	43,788	46,928	48,764	139,480
Henry Hub	USD/Mbtu	3.00	2.80	2.90	3.64	3.09	3.15	2.64	2.23	2.67
Brent	USD/Bbl	66.81	74.50	75.22	67.71	71.06	63.17	68.92	61.93	64.67
Sales
Sales of petroleum products
Domestic market
Gasoline	Km3	1,373	1,288	1,321	1,368	5,350	1,363	1,260	1,297	3,920
Diesel	Km3	1,870	2,023	2,154	2,052	8,099	1,874	1,981	2,033	5,888
Jet fuel and kerosene	Km3	135	125	146	166	572	164	138	159	461
Fuel Oil	Km3	7	10	10	8	35	9	11	51	71
LPG	Km3	146	185	196	150	677	131	193	200	524
Others (*)	Km3	381	416	323	353	1,473	324	297	309	930
Total domestic market	Km3	3,912	4,047	4,150	4,097	16,206	3,865	3,880	4,049	11,794
Export market
Petrochemical naphtha	Km3	24	44	0	91	159	48	0	76	124
Jet fuel and kerosene	Km3	141	136	144	167	588	183	162	152	497
LPG	Km3	194	91	41	135	461	126	68	30	224
Bunker (Diesel and Fuel Oil)	Km3	101	72	65	84	322	83	74	61	218
Others (*)	Km3	52	50	93	101	296	80	101	106	287
Total export market	Km3	512	393	343	578	1,826	520	405	425	1,350
Total sales of petroleum products	Km3	4,424	4,440	4,493	4,675	18,032	4,385	4,285	4,474	13,144
Sales of petrochemical products
Domestic market
Fertilizers	Ktn	38	85	117	97	337	42	134	111	287
Methanol	Ktn	69	93	64	57	283	45	81	63	189
Others	Ktn	138	115	139	116	508	116	94	130	340
Total domestic market	Ktn	245	293	320	270	1,128	203	309	304	816
Export market
Methanol	Ktn	24	75	31	72	202	38	8	21	67
Others	Ktn	36	63	42	67	208	47	50	36	133
Total export market	Ktn	60	138	73	139	410	85	58	57	200
Total sales of petrochemical products	Ktn	305	431	393	409	1,538	288	367	361	1,016
Sales of other products
Grain, flours and oils
Domestic market	Ktn	30	23	92	55	200	43	50	112	205
Export market	Ktn	169	236	177	128	710	199	388	293	880
Total Grain, flours and oils	Ktn	199	259	269	183	910	242	438	405	1,085
Main products imported
Gasolines and Jet Fuel	Km3	114	59	49	46	268	118	89	54	261
Diesel	Km3	111	161	355	196	823	136	275	228	639

(*)	Principally includes sales of oil and lubricant bases, grease, asphalt and residual carbon, among others.

Consolidated Results Q3 2019

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.

These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

Investor Relations

E-mail: inversoresypf@ypf.com

Website: inversores.ypf.com

Macacha Güemes 515

C1106BKK Buenos Aires (Argentina)

Phone: 54 11 5441 1215

Fax: 54 11 5441 2113

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: November 7, 2019	By:	/s/ Ignacio Rostagno
	Name:	Ignacio Rostagno
	Title:	Market Relations Officer